News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 13, 2024

Seabridge Gold Files First Quarter Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Interim Financial Statements and Management's Discussion and Analysis for the three-month period ended March 31, 2024 on SEDAR+ (www.sedarplus.ca). These statements are also available on Seabridge's website at https://www.seabridgegold.com/investors/financial-reports.

Seabridge's Q1 2024 Report to Shareholders can be found here.

Recent Highlights

  Submits application to BC government for Substantially Started Status for KSM
  Issues 2023 report card and 2024 corporate objectives
  Files NI-43-101 Technical report for an economic Courageous Lake Project
  Submits permit application to construct balance of the Mitchell Treaty Tunnel
  Plans 15,000-meter core drill program at Iskut to test for copper-gold source intrusions
  2024 drill program at 3 Aces to move the project towards resource estimation

Financial Results

During the three-month period ended March 31, 2024 Seabridge posted a net loss of $8.2 million ($0.09 per share) compared to a net loss of $10.8 million ($0.13 per share) for the same period in 2023. During the 1st quarter, Seabridge invested $39.3 million in mineral interests project spending compared to $48.6 million in the 1st quarter of 2023. At March 31, 2024, net working capital was $43.2 million compared to $54.5 million at December 31, 2023.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com